[redacted]

10027738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8- 37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BLVD. SUITE 700
(No. and Street)

CORAL GABLES, (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA E. NODAR, FINANCIAL & OPERATIONS PRINCIPAL (305) 523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE, SUITE 200 (Address) FT. LAUDERDALE, (City) FLORIDA (State) 33309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/1

3/5-M.A.

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCELLO CORREA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA JOSE GAIT
MY COMMISSION # DD 774107
EXPIRES: July 30, 2012
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedule of the Computation of Net Capital Pursuant to Rule 17a-5 as of December 31, 2009 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 19, 2010

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and due from banks	$ 3,765,727	$ 2,002,772
Deposits with clearing organization	1,004,485	276,690
Trading securities, at fair value	941,320	1,542,017
Fixed assets, net	29,108	42,390
Prepaid expenses and other assets	37,950	61,685
	$ 5,778,590	$ 3,925,554
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 261,436	$ 113,229
Due to customer	4,389	141
Due to other brokers	505,631	385,422
Accrued commissions and other payables	303,726	47,404
Accrued income tax	67,494	-
	1,142,676	546,196
Stockholders' Equity		
Common stock, $1 par value, 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	2,570,888	1,314,332
	4,635,914	3,379,358
	$ 5,778,590	$ 3,925,554

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF OPERATIONS
Years ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 5,817,717	$ 2,699,300
Interest income	178,716	205,066
Other income (loss)	200,858	(55,155)
	6,197,291	2,849,211
Expenses:		
Compensation and benefits	2,463,194	1,598,424
Finder's compensation	817,889	460,209
Floor brokerage, exchange, and clearance fees	147,031	70,956
Communications and data processing	94,482	90,050
Occupancy	96,024	98,594
Securities investor protection corporation	12,703	-
Other	130,415	126,309
	3,761,738	2,444,542
Income before income taxes	2,435,553	404,669
Income tax expense	928,997	153,467
Net income	$ 1,506,556	$ 251,202

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 100,000	$ 1,965,026	$1,363,130	$ 3,428,156
Net income			251,202	251,202
Dividends paid	-	-	(300,000)	(300,000)
Balance, December 31, 2008	100,000	1,965,026	1,314,332	3,379,358
Net income			1,506,556	1,506,556
Dividends paid	-	-	(250,000)	(250,000)
Balance, December 31, 2009	$ 100,000	$ 1,965,026	$2,570,888	$ 4,635,914

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 1,506,556	$ 251,202
Adjustments to reconcile net income to		
Net cash provided by (used in) operating activities		
Depreciation	14,138	17,339
Changes in assets and liabilities		
Deposits with clearing organization	(727,795)	(41,626)
Trading securities	600,697	(1,536,023)
Prepaid expenses and other assets	23,735	(43,089)
Accounts payable and accrued expenses	148,207	(19,995)
Due to customer	4,248	(130,267)
Due to other brokers	120,209	-
Accrued commissions and other payables	256,322	318,150
Accrued income tax	67,494	(70,045)
Net cash provided by (used in) operating activities	2,013,811	(1,254,355)
Cash flows from investing activities		
Capital expenditures	(856)	(9,425)
Net cash used in investing activities	(856)	(9,425)
Cash flows from financing activities		
Dividends paid	(250,000)	(300,000)
Net cash used in financing activities	(250,856)	(300,000)
Net change in cash and due from banks	1,762,955	(1,563,780)
Cash and due from banks at beginning of year	2,002,772	3,566,552
Cash and due from banks at end of year	$ 3,765,727	$ 2,002,772

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

Subsequent Events: The Company has evaluated subsequent events for recognition or disclosure through February 19, 2010, which is the date the financial statements were issued.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Securities: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although such margin accounts had a balance of $387,270 at December 31, 2009 and $360,137 at December 31, 2008, respectively, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), approximate their fair value because of the short maturity of the instruments.

Concentrations of Credit Risk: As of December 31, 2009 and 2008, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. Management believes there is no significant risk of loss on these financial instruments. Amounts due from depository institutions at year end 2009 and 2008 were $4,770,212 and $2,279,462.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There was no effect from the adoption of this new guidance.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2006.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards:
In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. This interpretation did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date .Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date, but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. This interpretation did not have a material effect on the Company's financial statement.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification ™ (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009. This interpretation did not have a material effect on the Company's financial statements.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. This interpretation did not have a material effect on the Company's financial statements.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 1989, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2009 and 2008, the Company had $100,000 and $150,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

(Continued)

NOTE 3 - TRADING SECURITIES AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2009 and 2008, the Company had trading securities as follows.

	2009	2008
Corporate Bonds:		
JP Morgan Chase	$ -	$ 153,775
Telefonos de Mexico	-	135,780
Credit Suisse FB USA	-	149,968
Banco Bradesco	-	165,000
HSBC Finance	-	148,069
Companhia Brasileira de Bebidas	-	165,750
General Electric Capital Corporation	98,116	196,778
Southern Copper	-	135,285
Cosipa Commercial	-	139,500
Embraer Overseas	-	53,625
Corporacion Andina de Fomento	154,725	-
MacQuarie Group Ltd	108,520	-
Freeport McMoran Copper&Goldn	218,000	-
Citigroup Inc	204,220	-
CRH America Inc	52,223	-
Central American Bank	103,200	-
America Movil, S.A	-	88,200
	939,004	1,531,730
U.S. Government Bonds:		
FHLMC Multiclass MTG Part CTFS	2,316	10,287
Total	$ 941,320	$ 1,542,017

As of December 31, 2009, the Company had concentrations of credit risk with corporate bonds.

NOTE 4 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values

(Continued)

NOTE 4 - FAIR VALUE (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of all trading securities outstanding are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

NOTE 5 - INCOME TAXES

Income tax expense was as follows.

	2009	2008
Current	$ 921,473	$ 153,467
Deferred	7,524	-
	$ 928,997	$ 153,467

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2009 and 2008 and the reported income tax expense was as follows:

	2009	2008
Federal income taxes at statutory tax rates	$ 828,088	$ 137,587
State income taxes, net of related federal benefit	89,623	14,689
Other, net	11,686	1,190
	$ 928,997	$ 153,467

(Continued)

NOTE 6 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates of the Parent Company. Balances relating to such transactions were as follows:

	2009	2008
Assets:		
Cash and due from bank	$ 1,583,091	$ 1,334,823
Other assets	2,080	23,769
	$ 1,585,171	$ 1,358,592
Liabilities:		
Accounts payable and accrued expenses	$ 62,207	$ 11,092
	$ 62,207	$ 11,092
Revenues:		
Securities transactions	$ 2,517,774	$ 435,006
Other	34,508	75,600
	$ 2,552,282	$ 510,606
Operating expenses:		
Communication and data processing	$ 33,300	$ 32,860
Occupancy	96,024	98,594
Other	19,800	19,800
	$ 149,124	$ 151,254

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The noncancelable lease expires in May of 2012. Future estimated minimum lease payments are as follows:

2010	$ 102,418
2011	109,932
2012	42,337
	$ 254,687

(Continued)

NOTE 7 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2009 and 2008. At December 31, 2009, the Company's net capital as defined by Rule 15c3-1 totaled $3,199,697, which was $3,099,697 in excess of its minimum net capital requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.35 to 1 at December 31, 2009.

SUPPLEMENTARY INFORMATION

BAC FLORIDA INVESTMENTS CORP.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2009

	2009
Total stockholders' equity	$ 4,635,914
Deductions and/or charges	
Net office furniture and equipment	(29,108)
Premium Money Market held with Parent Company	(1,264,804)
Other assets	(33,555)
	(1,327,467)
Net capital before haircuts on securities	3,308,447
Haircuts on securities	(108,750)
Net capital	$ 3,199,697
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses and commission	$ 625,132
Due to customer	4,389
Due to other brokers	505,631
Total aggregate indebtedness	$ 1,135,152
Aggregate indebtedness to net capital	0.35 to 1
Computation of basic net capital requirement	
Minimum Net Capital Required - 6.67% of total aggregate indebtedness	$ 75,676
Minimum dollar net capital required	100,000
Net capital requirement (larger of above items)	$ 100,000
Net capital	3,199,697
Excess net capital	$ 3,099,697

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, unaudited FOCUS Part II filings submitted on January 21, 2010.

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	______
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing LLC	X
D. (k)(3) - Exempted by the order of the Commission	______

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, unaudited FOCUS Part IIA filings submitted on January 21, 2010.

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

In planning and performing our audit of the financial statements of BAC Florida Investments Corp. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 19, 2010

Crowe Horwath™

Crowe Horwath LLP
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Report of Independent Accountants on Applying Agreed-Upon Procedures

Audit Committee
BAC Florida Investments Corp.
Coral Gables, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BAC Florida Investments Corp. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's application of the instructions to Form SIPC-7T. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2009, less total revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported on Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no mathematical errors.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Form SIPC-7T or its items. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, FL
February 19, 2010

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2009 and 2008